Exhibit 99.1

KANZHUN LIMITED Announces Second Quarter 2022 Financial Results

BEIJING, August 23, 2022 (GLOBE NEWSWIRE) – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ), a leading online recruitment platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights

●	Revenues for the second quarter of 2022 were RMB1,112.3 million (US$166.1 million), a decrease of 4.8% from RMB1,168.2 million for the same quarter of 2021.
●	Calculated cash billings[1] for the second quarter of 2022 were RMB979.2 million (US$146.2 million), a decrease of 32.2% from RMB1,444.5 million for the same quarter of 2021.
●	Average monthly active users[2] for the second quarter of 2022 were 26.5 million, a decrease of 12.8% from 30.4 million for the same quarter of 2021.
●	Total paid enterprise customers[3] in the twelve months ended June 30, 2022 increased by 5.6% to 3.8 million from 3.6 million in the twelve months ended June 30, 2021.
●

Net income for the second quarter of 2022 was RMB107.4 million (US$16.0 million), compared to a net loss of RMB1,414.1 million for the same quarter of 2021. Adjusted net income[4] for the second quarter of 2022 was RMB257.2 million (US$38.4 million), an increase of 4.3% from RMB246.5 million for the same quarter of 2021.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, commented, “We delivered solid results in the quarter despite the challenging business environment and soft macro conditions. Our business model demonstrated its effectiveness and resilience with stable user scale and engagement. Our dedicated efforts in the past year drove sustainable capability enhancement across the full spectrum of our business. Coupled with the opening of new user registration in late June, we are looking forward to reaccelerating our business growth.”

Mr. Phil Yu Zhang, Chief Financial Officer, further commented, “In the second quarter, our topline performance beat our guidance range and we achieved solid profitability. Given adverse pandemic-related challenges, our total revenues in the quarter decreased slightly by 4.8% year over year. During the quarter, we also recorded RMB107.4 million in net income compared with a net loss in the same period of last year and grew our adjusted net income to RMB257.2 million, up 4.3% year over year. We believe our resilient business model and enhanced operational efficiency will continue to drive our sustainable and healthy growth amidst the challenging external environment.”

[1]

Calculated cash billings is a non-GAAP financial measure, derived by adding the change in deferred revenue to revenues. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures.”

[2]	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile applications in a given month at least once.
[3]	Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.
[4]

Adjusted net income/loss and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders are non-GAAP financial measures, excluding the impact of share-based compensation expenses. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures.”

Second Quarter 2022 Financial Results

Revenues

Revenues were RMB1,112.3 million (US$166.1 million) for the second quarter of 2022, representing a decrease of 4.8% from RMB1,168.2 million for the same period in 2021.

●

Revenues from online recruitment services to enterprise customers were RMB1,099.9 million (US$164.2 million) for the second quarter of 2022, representing a decrease of 5.0% from RMB1,157.8 million for the same period in 2021. The decrease was mainly due to the impact of the COVID-19 outbreak in several major cities, which adversely affected recruitment needs in the quarter.

●

Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB12.5 million (US$1.9 million) for the second quarter of 2022, representing an increase of 20.2% from RMB10.4 million for the same period in 2021, benefiting from our continued overall growth in user base.

Operating cost and expenses

Total operating cost and expenses were RMB1,041.8 million (US$155.5 million) for the second quarter of 2022, representing a decrease of 59.8% from RMB2,594.3 million for the same period of 2021. Total share-based compensation expenses were RMB149.8 million (US$22.4 million) for the second quarter of 2022, compared with RMB1,660.6 million for the same period of 2021.

●

Cost of revenues was RMB174.2 million (US$26.0 million) for the second quarter of 2022, representing an increase of 21.6% from RMB143.2 million for the same period of 2021, primarily driven by increased headcount as well as increased server and bandwidth cost, partially offset by decreased third-party payment processing cost.

●

Sales and marketing expenses were RMB399.5 million (US$59.6 million) for the second quarter of 2022, representing a decrease of 25.2% from RMB534.2 million for the same period of 2021, primarily due to decreased customer acquisition cost.

●

Research and development expenses were RMB307.7 million (US$45.9 million) for the second quarter of 2022, representing an increase of 23.1% from RMB250.0 million for the same period of 2021, primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

●

General and administrative expenses were RMB160.3 million (US$23.9 million) for the second quarter of 2022, representing a decrease of 90.4% from RMB1,666.9 million for the same period of 2021. This decrease was primarily due to one-off share-based compensation expenses of RMB1,506.4 million recognized in the second quarter of 2021, related to the issuance of Class B ordinary shares to TECHWOLF LIMITED.

Income/Loss from operations

Income from operations was RMB76.3 million (US$11.4 million) for the second quarter of 2022, compared to a loss from operations of RMB1,420.8 million for the same period of 2021.

Net income/loss and adjusted net income

Net income was RMB107.4 million (US$16.0 million) for the second quarter of 2022, compared to a net loss of RMB1,414.1 million for the same period of 2021.

Adjusted net income was RMB257.2 million (US$38.4 million) for the second quarter of 2022, representing an increase of 4.3% from RMB246.5 million for the same quarter of 2021.

Net income/loss per ADS and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.25 (US$0.04) and RMB0.24 (US$0.04), respectively, for the second quarter of 2022, compared to basic and diluted net loss per ADS of RMB18.79 in the same period of 2021.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 were RMB0.59 (US$0.09) and RMB0.56 (US$0.08), respectively, for the second quarter of 2022, compared to RMB2.21 and RMB1.32, respectively, in the same period of 2021.

Net cash generated from operating activities

Net cash generated from operating activities was RMB186.9 million (US$27.9 million) in the second quarter of 2022, representing a decrease of 72.2% from RMB671.2 million in the same period of 2021.

Cash position

Balance of cash and cash equivalents and short-term investments was RMB12,986.3 million (US$1,938.8 million) as of June 30, 2022.

Share Repurchase Program

In March 2022, the Company’s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its American depositary shares over the following 12 months.

Recent Update

As approved by the Cybersecurity Review Office of the Cyberspace Administration of China, the Company recommenced new user registration on its “BOSS Zhipin” app on June 29, 2022.

Outlook

For the third quarter of 2022, the Company currently expects its total revenues to be between RMB1.14 billion and RMB1.16 billion, representing a year-on-year decrease of 5.9% to 4.3%. This forecast considers the impact of the COVID-19 resurgence in certain cities which adversely affected recruitment needs, as well as reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00 AM U.S. Eastern Time on Tuesday, August 23, 2022 (8:00 PM Beijing/Hong Kong Time on Tuesday, August 23, 2022) to discuss the financial results.

Participants are required to pre-register for the conference call at:

https://register.vevent.com/register/BIbc4dd254499d43dea2bdcd990e367002

Upon registration, participants will receive an email containing participant dial-in numbers and unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6981 to US$1.00, the noon buying rate on June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as calculated cash billings, adjusted net income/loss, adjusted net income/loss attributable to ordinary shareholders, adjusted basic and diluted net income/loss per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company derives calculated cash billings by adding the change in deferred revenue to revenues. The Company uses calculated cash billings to measure and monitor sales growth because the Company generally bills its paid enterprise customers at the time of sales, but may recognize a portion of the related revenue ratably over time. The Company believes calculated cash billings provide valuable insights into the cash that will be generated from sales and is a valuable measure for monitoring service demand and financial performance. The Company defines adjusted net income/loss and adjusted net income/loss attributable to ordinary shareholders by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP measures. The Company believes that these non-GAAP measures help identify underlying trends in the business that could otherwise be distorted by the effect of certain expenses that are included in net income/loss and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of non-GAAP financial measures should not be considered in isolation from, or as a substitute for most directly comparable financial measures prepared in accordance with GAAP. The non-GAAP measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, and may not be comparable to other similarly titled measures used by other companies. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED (Nasdaq: BZ) operates the leading online recruitment platform BOSS Zhipin in China. Established eight years ago, the Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

THE PIACENTE GROUP, INC.

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,157,763	1,099,866	164,206	1,939,919	2,227,184	332,510
Other services	10,419	12,478	1,863	16,798	23,040	3,440
Total revenues	1,168,182	1,112,344	166,069	1,956,717	2,250,224	335,950
Operating cost and expenses
Cost of revenues(1)	(143,173)	(174,230)	(26,012)	(250,029)	(351,578)	(52,489)
Sales and marketing expenses(1)	(534,243)	(399,526)	(59,648)	(1,152,780)	(921,900)	(137,636)
Research and development expenses(1)	(249,961)	(307,686)	(45,936)	(413,728)	(598,425)	(89,343)
General and administrative expenses(1)	(1,666,900)	(160,348)	(23,939)	(1,748,612)	(316,035)	(47,183)
Total operating cost and expenses	(2,594,277)	(1,041,790)	(155,535)	(3,565,149)	(2,187,938)	(326,651)
Other operating income, net	5,339	5,734	856	7,657	10,743	1,604
(Loss)/Income from operations	(1,420,756)	76,288	11,390	(1,600,775)	73,029	10,903
Investment income	5,818	7,801	1,165	8,629	17,075	2,549
Financial income, net	2,056	20,508	3,062	4,017	24,185	3,611
Foreign exchange (loss)/gain	(1,050)	5,136	767	(586)	4,694	701
Other expenses, net	(201)	(803)	(120)	(1,597)	(9,657)	(1,442)
(Loss)/Income before income tax expense	(1,414,133)	108,930	16,264	(1,590,312)	109,326	16,322
Income tax expense	-	(1,555)	(232)	-	(14,123)	(2,109)
Net (loss)/income	(1,414,133)	107,375	16,032	(1,590,312)	95,203	14,213
Accretion on convertible redeemable preferred shares to redemption value	(71,802)	-	-	(164,065)	-	-
Net (loss)/income attributable to ordinary shareholders	(1,485,935)	107,375	16,032	(1,754,377)	95,203	14,213
Net (loss)/income	(1,414,133)	107,375	16,032	(1,590,312)	95,203	14,213
Other comprehensive (loss)/income
Foreign currency translation adjustments	(18,084)	583,255	87,078	7,884	539,012	80,472
Total comprehensive (loss)/income	(1,432,217)	690,630	103,110	(1,582,428)	634,215	94,685
Weighted average number of ordinary shares
—Basic	158,122,725	869,222,984	869,222,984	147,308,942	869,427,036	869,427,036
—Diluted	158,122,725	912,341,882	912,341,882	147,308,942	917,484,059	917,484,059
Net (loss)/income per ordinary share attributable to ordinary shareholders
—Basic	(9.40)	0.12	0.02	(11.91)	0.11	0.02
—Diluted	(9.40)	0.12	0.02	(11.91)	0.10	0.02
Net (loss)/income per ADS* attributable to ordinary shareholders
—Basic	(18.79)	0.25	0.04	(23.82)	0.22	0.03
—Diluted	(18.79)	0.24	0.04	(23.82)	0.21	0.03

* Each ADS represents two Class A ordinary shares.

(1)	Include share-based compensation expenses as follows:
	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	9,652	8,394	1,253	13,137	16,113	2,406
Sales and marketing expenses	24,976	34,487	5,149	26,922	63,817	9,528
Research and development expenses	42,061	57,702	8,615	58,633	115,117	17,187
General and administrative expenses	1,583,904	49,237	7,351	1,610,559	87,999	13,138
	1,660,593	149,820	22,368	1,709,251	283,046	42,259

KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31, 2021	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	11,341,758	12,174,097	1,817,545
Short-term investments	884,996	812,225	121,262
Accounts receivable	1,002	2,013	301
Amounts due from related parties	6,615	9,583	1,431
Prepayments and other current assets	724,583	520,589	77,722
Total current assets	12,958,954	13,518,507	2,018,261
Non-current assets
Property, equipment and software, net	369,126	546,106	81,531
Intangible assets, net	458	413	62
Right-of-use assets, net	309,085	303,609	45,328
Other non-current assets	4,000	4,000	597
Total non-current assets	682,669	854,128	127,518
Total assets	13,641,623	14,372,635	2,145,779
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	52,963	135,273	20,196
Deferred revenue	1,958,570	1,979,056	295,465
Other payables and accrued liabilities	645,138	564,099	84,218
Operating lease liabilities, current	127,531	146,134	21,817
Total current liabilities	2,784,202	2,824,562	421,696
Non-current liabilities
Operating lease liabilities, non-current	183,365	166,309	24,829
Total non-current liabilities	183,365	166,309	24,829
Total liabilities	2,967,567	2,990,871	446,525
Shareholders’ equity
Ordinary shares	554	559	83
Treasury shares	-	(267,982)	(40,009)
Additional paid-in capital	14,624,386	14,965,856	2,234,343
Accumulated other comprehensive (loss)/income	(257,765)	281,247	41,991
Accumulated deficit	(3,693,119)	(3,597,916)	(537,154)
Total shareholders’ equity	10,674,056	11,381,764	1,699,254
Total liabilities and shareholders’ equity	13,641,623	14,372,635	2,145,779

KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from operating activities	671,208	186,937	27,909	836,543	480,948	71,804
Net cash (used in)/generated from investing activities	(90,867)	145,610	21,739	(167,365)	(97,909)	(14,617)
Net cash generated from/(used in) financing activities	6,424,406	(96,920)	(14,470)	6,412,214	(87,816)	(13,111)
Effect of exchange rate changes on cash and cash equivalents	(17,068)	581,787	86,859	9,364	537,116	80,189
Net increase in cash and cash equivalents	6,987,679	817,414	122,037	7,090,756	832,339	124,265
Cash and cash equivalents at beginning of the period	4,101,280	11,356,683	1,695,508	3,998,203	11,341,758	1,693,280
Cash and cash equivalents at end of the period	11,088,959	12,174,097	1,817,545	11,088,959	12,174,097	1,817,545

KANZHUN LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues	1,168,182	1,112,344	166,069	1,956,717	2,250,224	335,950
Add: Change in deferred revenue	276,306	(133,154)	(19,879)	670,129	20,486	3,058
Calculated cash billings	1,444,488	979,190	146,190	2,626,846	2,270,710	339,008

Net (loss)/income	(1,414,133)	107,375	16,032	(1,590,312)	95,203	14,213
Add: Share-based compensation expenses	1,660,593	149,820	22,368	1,709,251	283,046	42,259
Adjusted net income	246,460	257,195	38,400	118,939	378,249	56,472

Net (loss)/income attributable to ordinary shareholders	(1,485,935)	107,375	16,032	(1,754,377)	95,203	14,213
Add: Share-based compensation expenses	1,660,593	149,820	22,368	1,709,251	283,046	42,259
Adjusted net income/(loss) attributable to ordinary shareholders	174,658	257,195	38,400	(45,126)	378,249	56,472

Weighted average number of ordinary shares (Non-GAAP)
—Basic	158,122,725	869,222,984	869,222,984	147,308,942	869,427,036	869,427,036
—Diluted	264,847,465	912,341,882	912,341,882	147,308,942	917,484,059	917,484,059

Adjusted net income/(loss) per ordinary share attributable to ordinary shareholders
—Basic	1.10	0.30	0.04	(0.31)	0.44	0.06
—Diluted	0.66	0.28	0.04	(0.31)	0.41	0.06

Adjusted net income/(loss) per ADS attributable to ordinary shareholders
—Basic	2.21	0.59	0.09	(0.61)	0.87	0.13
—Diluted	1.32	0.56	0.08	(0.61)	0.82	0.12